Filed by Globus Medical, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: NuVasive, Inc.
Commission File No.: 000-50744
Date: February 9, 2023

The following e-mail was sent to all employees of Globus Medical, Inc., on February 9, 2023.

Sent on behalf of Dan Scavilla

At Globus, our mission is to become the preeminent musculoskeletal company in the world by developing products that promote healing in musculoskeletal patients. We recently hit two major milestones as an organization—20 years since inception, and $1 Billion in annual sales. Today we are happy to share a third milestone for our organization: this morning we announced a definitive agreement to combine with NuVasive.

The transaction brings together two of the most well-regarded technology companies in the musculoskeletal industry that have a shared vision focused on innovation in a relentless pursuit of unmet clinical needs. The Globus and NuVasive products, customers, and geographic footprints are highly complementary. As a result, through this transaction, the combined company expects to impact more patients by serving more surgeon customers with more solutions in more geographies around the world.

What this means for Globus employees

As the combined company achieves even higher levels of growth and success, employees will benefit from additional employee development and the possibilities of advancements over the long term. Globus also has an opportunity to integrate best practices and experienced talent from NuVasive to optimize processes and infrastructure.

I will serve as chief executive officer and as a member of the board of the combined company, David Paul will serve as Chairman of the combined company’s board of directors; Keith Pfeil will serve as chief financial officer of the combined company, and Chris Barry, NuVasive CEO, will support the integration of the combined company. We are committed to ensuring a smooth integration, while prioritizing retaining talent and continued sales and innovation execution, and will keep you informed as our integration planning work progresses.

What happens next? It’s business as usual for now

The transaction is expected to close in the middle of 2023, subject to standard approvals. Until the transaction is complete, Globus Medical and NuVasive will remain separate companies, and we will continue to operate business as usual. It is important we maintain our focus on execution and the day-to-day work in front of us to support one another, serve our customers and, ultimately, help patients.

Where to find additional information

I realize that today’s announcement will generate questions, and there are several ways to obtain additional information.

•	We have created an Employee FAQ document that is attached.

•	I will be hosting live employee town hall meetings later today for in-house and field employees. Expect a calendar invitation with details shortly.

I look forward to speaking with all of you at the town hall about this exciting agreement! Thank you for your continuing commitment to Globus Medical, to our customers, and to making patient’s lives better with our innovation and service.

DAN SCAVILLA

President & CEO

GLOBUS MEDICAL, INC | VALLEY FORGE BUSINESS CENTER | 2560 GENERAL ARMISTEAD AVENUE | AUDUBON | PA 19403

Tel: [Redacted]| Fax: [Redacted] | E-mail: [Redacted]

Web: http://www.globusmedical.com An ISO13485 Registered Company

Additional Information

In connection with the proposed transaction, Globus and NuVasive plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Globus’ and NuVasive’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Globus and NuVasive with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Globus, NuVasive and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Globus and NuVasive with the SEC at the SEC’s website at www.sec.gov, at Globus’ website at www.globusmedical.com, at NuVasive’s website at www.NuVasive.com or by sending a written request to Globus Medical at 2560 General Armistead Avenue, Audubon, PA 19403 Attention: Investor Relations or by telephone at (610) 930-1800. The documents filed by NuVasive with the SEC may be obtained free of charge at NuVasive’s website at www.NuVasive.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from NuVasive by requesting them by mail at NuVasive, Inc., 12101 Airport Way Broomfield, CO 80021, Attention: Investor Relations, or by telephone at (800) 455-1476.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Globus and NuVasive and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Globus’ and NuVasive’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Globus and NuVasive. Security holders may obtain information regarding the names, affiliations and interests of Globus’ directors and officers in Globus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Security holders may obtain information regarding the names, affiliations and interests of NuVasive’s directors and officers in NuVasive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. To the extent the holdings of Globus securities by Globus’ directors and executive officers or the holdings of NuVasive’s securities by NuVasive’s directors and executive officers have changed since the amounts set forth in

Globus’s proxy statement for its 2022 annual meeting of stockholders or NuVasive’s proxy statement for its 2022 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Globus’ website at www.globusmedical.com and at NuVasive’s website at www.nuvasive.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Globus undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Globus and NuVasive may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Globus and NuVasive may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Globus and NuVasive may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Globus or NuVasive to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Globus or NuVasive does business, or on Globus’ or NuVasive’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Globus and NuVasive are set forth in their respective filings with the SEC, including each of Globus’ and NuVasive’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Globus’ most recent Quarterly Report on Form 10-Q and NuVasive’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Globus and NuVasive and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Globus and NuVasive file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Globus and NuVasive assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

FOR INTERNAL USE ONLY—DO NOT DISTRIBUTE

Globus Medical to Combine with NuVasive – FAQs for Globus Medical Employees

The information in this document is intended to help address questions Globus Medical employees may have regarding the announced combination of Globus Medical and NuVasive.

Why are Globus Medical and NuVasive combining?

The transaction brings together two of the most well-regarded technology companies in the musculoskeletal industry that have a shared vision focused on innovation in a relentless pursuit of unmet clinical needs. The Globus and NuVasive products, customers, and geographic footprints are highly complementary. As a result, through this transaction, the combined company expects to impact more patients by serving more surgeon customers with more solutions in more geographies around the world.

How will Globus Medical employees benefit from the transaction?

As the combined company achieves even higher levels of growth and success, employees will benefit from additional employee development and advancement opportunities over the long term. Globus Medical has an opportunity to integrate best practices and experienced talent from NuVasive to optimize processes and infrastructure. The new organization’s larger commercial sales organization will enable it to further expand, reaching more surgeons and patients around the world. The combined company will have a presence in more than 50 countries with more than 5,000 employees.

Who will lead the combined company after the transaction close? Will my job and/or reporting structure change because of the combination?

David Paul will serve as Chairman of the combined company’s board of directors; Dan Scavilla will serve as chief executive officer and as a member of the board; Chris Barry, CEO of NuVasive, will support the integration of the combined company; and Keith Pfeil will serve as chief financial officer of the combined company. For now, it is business as usual. There are no plans to stop any current development projects. Decisions regarding reporting structures or how the combined organization will be structured have not been made.

Where will the Company be headquartered? What happens to NuVasive’s headquarters?

The combined company’s corporate headquarters will be in Audubon, PA. The operational presence will continue in San Diego, CA; Memphis, TN; and West Carrollton, OH, in addition to other key cities and geographies.

What can employees expect between now and the transaction close?

For most employees it will be business as usual. Some people will be asked to assist with the integration planning over the coming months. The executive team will be developing more detailed plans about how to bring our companies together after transaction close. Employees are encouraged to speak with their managers about any concerns or questions during this time.

What am I allowed to say about the transaction? What should I do if I receive an external inquiry about this?

All communications have been approved by legal counsel and will be filed with the U.S. Securities and Exchange Commission. It is critically important that you do not add to or alter these materials in any way. It is equally as important that you do not create any new materials about the transaction, including social media posts, as doing so may trigger the need for SEC notification and additional filings. Any external inquiries can be directed to Brian Kearns [Redacted]

Additional Information

In connection with the proposed transaction, Globus and NuVasive plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Globus’ and NuVasive’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Globus and NuVasive with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Globus, NuVasive and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Globus and NuVasive with the SEC at the SEC’s website at www.sec.gov, at Globus’ website at www.globusmedical.com, at NuVasive’s website at www.NuVasive.com or by sending a written request to Globus Medical at 2560 General Armistead Avenue, Audubon, PA 19403 Attention: Investor Relations or by telephone at (610) 930-1800. The documents filed by NuVasive with the SEC may be obtained free of charge at NuVasive’s website at www.NuVasive.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from NuVasive by requesting them by mail at NuVasive, Inc., 12101 Airport Way Broomfield, CO 80021, Attention: Investor Relations, or by telephone at (800) 455-1476.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Globus and NuVasive and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Globus’ and NuVasive’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Globus and NuVasive. Security holders may obtain information regarding the names, affiliations and interests of Globus’ directors and officers in Globus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Security holders may obtain information regarding the names, affiliations and interests of NuVasive’s directors and officers in NuVasive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. To the extent the holdings of Globus securities by Globus’ directors and executive officers or the holdings of NuVasive’s securities by NuVasive’s directors and executive officers have changed since the amounts set forth in Globus’s proxy statement for its 2022 annual meeting of stockholders or NuVasive’s proxy statement for its 2022 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Globus’ website at www.globusmedical.com and at NuVasive’s website at www.nuvasive.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Globus undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Globus and NuVasive may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Globus and NuVasive may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Globus and NuVasive may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Globus or NuVasive to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Globus or NuVasive does business, or on Globus’ or NuVasive’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Globus and NuVasive are set forth in their respective filings with the SEC, including each of Globus’ and NuVasive’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Globus’ most recent Quarterly Report on Form 10-Q and NuVasive’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Globus and NuVasive and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Globus and NuVasive file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Globus and NuVasive assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Globus Surgeon Community,

We are excited to announce that as of February 9th Globus Medical has announced a definitive agreement to combine with NuVasive. The transaction brings together two of the most well-regarded technology companies in the musculoskeletal industry that have a shared vision focused on innovation in a relentless pursuit of unmet clinical needs. The Globus and NuVasive products, customers, and geographic footprints are highly complementary. As a result, through this transaction, the combined company expects to impact more patients by serving more surgeon customers with more solutions in more geographies around the world.

Globus Medical and NuVasive will remain separate companies until the transaction is complete, which is anticipated to be in the middle of 2023. We will continue to keep our surgeon community informed as we value our strong relationships with all of you and remain committed to providing superior service and product to you and your patients.

For more information you can read the full press release here.

DAN SCAVILLA

President & CEO

GLOBUS MEDICAL, INC | VALLEY FORGE BUSINESS CENTER | 2560 GENERAL ARMISTEAD AVENUE | AUDUBON | PA 19403

Tel: [Redacted] | Fax: [Redacted] | E-mail: [Redacted]

Web: http://www.globusmedical.com An ISO13485 Registered Company

Additional Information

In connection with the proposed transaction, Globus and NuVasive plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Globus’ and NuVasive’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Globus and NuVasive with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Globus, NuVasive and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Globus and NuVasive with the SEC at the SEC’s website at www.sec.gov, at Globus’ website at www.globusmedical.com, at NuVasive’s website at www.NuVasive.com or by sending a written request to Globus Medical at 2560 General Armistead Avenue, Audubon, PA 19403 Attention: Investor Relations or by telephone at (610) 930-1800. The documents filed by NuVasive with the SEC may be obtained free of charge at NuVasive’s website at www.NuVasive.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from NuVasive by requesting them by mail at NuVasive, Inc., 12101 Airport Way Broomfield, CO 80021, Attention: Investor Relations, or by telephone at (800) 455-1476.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Globus and NuVasive and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Globus’ and NuVasive’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Globus and NuVasive. Security holders may obtain information regarding the names, affiliations and interests of Globus’ directors and officers in Globus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Security holders may obtain information regarding the names, affiliations and interests of NuVasive’s directors and officers in NuVasive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. To the extent the holdings of Globus securities by Globus’ directors and executive officers or the holdings of NuVasive’s securities by NuVasive’s directors and executive officers have changed since the amounts set forth in Globus’s proxy statement for its 2022 annual meeting of stockholders or NuVasive’s proxy statement for its 2022 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Globus’ website at www.globusmedical.com and at NuVasive’s website at www.nuvasive.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Globus undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Globus and NuVasive may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Globus and NuVasive may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Globus and NuVasive may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Globus or NuVasive to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Globus or NuVasive does business, or on Globus’ or NuVasive’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Globus and NuVasive are set forth in their respective filings with the SEC, including each of Globus’ and NuVasive’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Globus’ most recent Quarterly Report on Form 10-Q and NuVasive’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Globus and NuVasive and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Globus and NuVasive file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Globus and NuVasive assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

The following e-mail was sent to investors and analysts on February 9, 2023.

Globus Medical announces definitive agreement to merge with NuVasive

The combined company will have enhanced commercial scale, an outstanding product portfolio of clinically proven solutions, a highly innovative product development team, enhanced manufacturing and distribution capabilities and a relentless focus on improving patient care.

Globus Medical and NuVasive products, customers, and geographic footprints are highly complementary. As a result, through this transaction, the combined company expects to impact more patients by serving more surgeon customers with more solutions in more geographies around the world.

Globus Medical and NuVasive will hold a joint teleconference to discuss this planned merger with the investment community this morning at 8:00 a.m. Eastern Time. Participants may access the conference call live via webcast on the Investors page of Globus Medical’s website at https://www.investors.globusmedical.com/news-events/events-webcasts or via this link.

To participate via telephone, please register at this link. Upon registration, all telephone participants will receive a confirmation email detailing how to join the conference call, including the dial-in number along with a unique passcode and registrant ID that can be used to access the call.

Brian Kearns

Additional Information

In connection with the proposed transaction, Globus and NuVasive plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Globus’ and NuVasive’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Globus and NuVasive with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Globus, NuVasive and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Globus and NuVasive with the SEC at the SEC’s website at www.sec.gov, at Globus’ website at www.globusmedical.com, at NuVasive’s website at www.NuVasive.com or by sending a written request to Globus Medical at 2560 General Armistead Avenue, Audubon, PA 19403 Attention: Investor Relations or by telephone at (610) 930-1800. The documents filed by NuVasive with the SEC may be obtained free of charge at NuVasive’s website at www.NuVasive.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from NuVasive by requesting them by mail at NuVasive, Inc., 12101 Airport Way Broomfield, CO 80021, Attention: Investor Relations, or by telephone at (800) 455-1476.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Globus and NuVasive and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Globus’ and NuVasive’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Globus and NuVasive. Security holders may obtain information regarding the names, affiliations and interests of Globus’ directors and officers in Globus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Security holders may obtain information regarding the names, affiliations and interests of NuVasive’s directors and officers in NuVasive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. To the extent the holdings of Globus securities by Globus’ directors and executive officers or the holdings of NuVasive’s securities by NuVasive’s directors and executive officers have changed since the amounts set forth in Globus’s proxy statement for its 2022 annual meeting of stockholders or NuVasive’s proxy statement for its 2022 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Globus’ website at www.globusmedical.com and at NuVasive’s website at www.nuvasive.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Globus undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Globus and NuVasive may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Globus and NuVasive may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Globus and NuVasive may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Globus or NuVasive to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Globus or NuVasive does business, or on Globus’ or NuVasive’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Globus and NuVasive are set forth in their respective filings with the SEC, including each of Globus’ and NuVasive’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Globus’ most recent Quarterly Report on Form 10-Q and NuVasive’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Globus and NuVasive and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Globus and NuVasive file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Globus and NuVasive assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Brian Kearns

Senior Vice President, Business Development and Investor Relations

Tel:	[Redacted]
Campus:	2560 General Armistead Avenue

Medical Board of Directors,

I wanted to be the first to inform you that as of February 9th Globus Medical has announced a definitive agreement to combine with NuVasive. The transaction brings together two of the most well-regarded technology companies in the musculoskeletal industry that have a shared vision focused on innovation in a relentless pursuit of unmet clinical needs. The Globus and NuVasive products, customers, and geographic footprints are highly complementary. As a result, through this transaction, the combined company expects to impact more patients by serving more surgeon customers with more solutions in more geographies around the world.

A core pillar of the success of our unique Product Development engine has been our strong relationships with surgeons, ensuring an accurate pulse on the market and the development of patient-focused innovation. We will continue to value your support and guidance through this next exciting chapter for our company.

We anticipate the government review to last through middle of 2023 and will keep you informed. We will still have our annual Medical Board of Directors meeting in September 2023.

Please reach out to Dennis Booth for any immediate questions.

-Dan Scavilla

Additional Information

In connection with the proposed transaction, Globus and NuVasive plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Globus’ and NuVasive’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Globus and NuVasive with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Globus, NuVasive and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Globus and NuVasive with the SEC at the SEC’s website at www.sec.gov, at Globus’ website at www.globusmedical.com, at NuVasive’s website at www.NuVasive.com or by sending a written request to Globus Medical at 2560 General Armistead Avenue, Audubon, PA 19403 Attention: Investor Relations or by telephone at (610) 930-1800. The documents filed by NuVasive with the SEC may be obtained free of charge at NuVasive’s website at www.NuVasive.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from NuVasive by requesting them by mail at NuVasive, Inc., 12101 Airport Way Broomfield, CO 80021, Attention: Investor Relations, or by telephone at (800) 455-1476.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Globus and NuVasive and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Globus’ and NuVasive’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Globus and NuVasive. Security holders may obtain information regarding the names, affiliations and interests of Globus’ directors and officers in Globus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Security holders may obtain information regarding the names, affiliations and interests of NuVasive’s directors and officers in NuVasive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. To the extent the holdings of Globus securities by Globus’ directors and executive officers or the holdings of NuVasive’s securities by NuVasive’s directors and executive officers have changed since the amounts set forth in Globus’s proxy statement for its 2022 annual meeting of stockholders or NuVasive’s proxy statement for its 2022 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Globus’ website at www.globusmedical.com and at NuVasive’s website at www.nuvasive.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Globus undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Globus and NuVasive may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Globus and NuVasive may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Globus and NuVasive may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Globus or NuVasive to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Globus or NuVasive does business, or on Globus’ or NuVasive’s operating results and business generally; and

(9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Globus and NuVasive are set forth in their respective filings with the SEC, including each of Globus’ and NuVasive’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Globus’ most recent Quarterly Report on Form 10-Q and NuVasive’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Globus and NuVasive and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Globus and NuVasive file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Globus and NuVasive assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Dan Scavilla

President & CEO

Tel:	[Redacted]
Campus:	2560 General Armistead Avenue

The following e-mail was sent to suppliers of Globus Medical, Inc. on February 9, 2023.

Sent on behalf of John Varela

I am excited to connect with you today and share that as of February 9th Globus Medical has announced a definitive agreement to combine with NuVasive. The transaction brings together two of the most well-regarded technology companies in the musculoskeletal industry that have a shared vision focused on innovation in a relentless pursuit of unmet clinical needs. The Globus and NuVasive products, customers, and geographic footprints are highly complementary. As a result, through this transaction, the combined company expects to impact more patients by serving more surgeon customers with more solutions in more geographies around the world.

Our impact to patients would not be possible without the support and partnership from our supplier community. We will continue to value these strong relationships moving forward as a combined company and expect net new growth opportunities for our suppliers as well.

Please note that Globus Medical and NuVasive will remain separate companies until the transaction is complete, which is anticipated to be in the middle of 2023. Globus Medical will continue to operate business as usual and there are no planned changes to any active contracts at this time.

We are looking forward to this next chapter of business together and are available if you have any questions regarding this announcement.

For more information you can read the full press release here.

JOHN VARELA

Senior Vice President, Global Operations

GLOBUS MEDICAL, INC | VALLEY FORGE BUSINESS CENTER | 2560 GENERAL ARMISTEAD AVENUE | AUDUBON | PA 19403

Tel: [Redacted] | Fax: [Redacted] | E-mail: [Redacted]

Web: http://www.globusmedical.com An ISO13485 Registered Company

Additional Information

In connection with the proposed transaction, Globus and NuVasive plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Globus’ and NuVasive’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Globus and NuVasive with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Globus, NuVasive and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Globus and NuVasive with the SEC at the SEC’s website at www.sec.gov, at Globus’ website at www.globusmedical.com, at NuVasive’s website at www.NuVasive.com or by sending a written request to Globus Medical at 2560 General Armistead Avenue, Audubon, PA 19403 Attention: Investor Relations or by telephone at (610) 930-1800. The documents filed by NuVasive with the SEC may be obtained free of charge at NuVasive’s website at www.NuVasive.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from NuVasive by requesting them by mail at NuVasive, Inc., 12101 Airport Way Broomfield, CO 80021, Attention: Investor Relations, or by telephone at (800) 455-1476.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Globus and NuVasive and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Globus’ and NuVasive’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Globus and NuVasive. Security holders may obtain information regarding the names, affiliations and interests of Globus’ directors and officers in Globus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Security holders may obtain information regarding the names, affiliations and interests of NuVasive’s directors and officers in NuVasive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. To the extent the holdings of Globus securities by Globus’ directors and executive officers or the holdings of NuVasive’s securities by NuVasive’s directors and executive officers have changed since the amounts set forth in Globus’s proxy statement for its 2022 annual meeting of stockholders or NuVasive’s proxy statement for its 2022 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Globus’ website at www.globusmedical.com and at NuVasive’s website at www.nuvasive.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Globus undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Globus and NuVasive may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Globus and NuVasive may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Globus and NuVasive may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Globus or NuVasive to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Globus or NuVasive does business, or on Globus’ or NuVasive’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Globus and NuVasive are set forth in their respective filings with the SEC, including each of Globus’ and NuVasive’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Globus’ most recent Quarterly Report on Form 10-Q and NuVasive’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Globus and NuVasive and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Globus and NuVasive file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Globus and NuVasive assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

The following message can be found on our website at www.globusmedical.com on February 9, 2023.

The following posts were shared on Globus Medical, Inc.’s social media accounts on February 9, 2023.

Instagram

Facebook

LinkedIn

Additional Information

In connection with the proposed transaction, Globus and NuVasive plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Globus’ and NuVasive’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Globus and NuVasive with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Globus, NuVasive and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Globus and NuVasive with the

SEC at the SEC’s website at www.sec.gov, at Globus’ website at www.globusmedical.com, at NuVasive’s website at www.NuVasive.com or by sending a written request to Globus Medical at 2560 General Armistead Avenue, Audubon, PA 19403 Attention: Investor Relations or by telephone at (610) 930-1800. The documents filed by NuVasive with the SEC may be obtained free of charge at NuVasive’s website at www.NuVasive.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from NuVasive by requesting them by mail at NuVasive, Inc., 12101 Airport Way Broomfield, CO 80021, Attention: Investor Relations, or by telephone at (800) 455-1476.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Globus and NuVasive and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Globus’ and NuVasive’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Globus and NuVasive. Security holders may obtain information regarding the names, affiliations and interests of Globus’ directors and officers in Globus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Security holders may obtain information regarding the names, affiliations and interests of NuVasive’s directors and officers in NuVasive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. To the extent the holdings of Globus securities by Globus’ directors and executive officers or the holdings of NuVasive’s securities by NuVasive’s directors and executive officers have changed since the amounts set forth in Globus’s proxy statement for its 2022 annual meeting of stockholders or NuVasive’s proxy statement for its 2022 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Globus’ website at www.globusmedical.com and at NuVasive’s website at www.nuvasive.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Globus undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Globus and NuVasive may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Globus and NuVasive may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Globus and NuVasive may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Globus or NuVasive to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Globus or NuVasive does business, or on Globus’ or NuVasive’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Globus and NuVasive are set forth in their respective filings with the SEC, including each of Globus’ and NuVasive’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Globus’ most recent Quarterly Report on Form 10-Q and NuVasive’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Globus and NuVasive and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Globus and NuVasive file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Globus and NuVasive assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Globus Medical, Inc. and NuVasive, Inc. Investor Call Transcript

February 9, 2022

CORPORATE PARTICIPANTS

Brian Kearns

Senior Vice President-Business Development, Globus Medical, Inc.

David C. Paul

Executive Chairman, Globus Medical, Inc.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

J. Christopher Barry

Chief Executive Officer & Director, NuVasive, Inc.

Keith Pfeil

Senior Vice President, Chief Financial Officer, Globus Medical, Inc.

OTHER PARTICIPANTS

Matt Miksic

Analyst, Barclays Capital, Inc.

Vik Chopra

Analyst, Wells Fargo Securities LLC

Shagun Singh

Analyst, RBC Capital Markets LLC

Matthew O’Brien

Analyst, Piper Sandler & Co.

Matthew Taylor

Analyst, Jefferies LLC

Ryan Zimmerman

Analyst, BTIG LLC

Joshua Jennings

Analyst, Cowen and Company, LLC

David Saxon

Analyst, Needham & Co. LLC

Kyle Rose

Analyst, Canaccord Genuity LLC

Richard Newitter

Analyst, Truist Securities, Inc.

Joanne K. Wuensch

Analyst, Citigroup Global Markets, Inc.

Jason Wittes

Analyst, Loop Capital Markets LLC

Allen Gong

Analyst, JPMorgan Securities LLC

Mathew Blackman

Analyst, Stifel, Nicolaus & Co., Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good day. And thank you for standing by. Welcome to the Joint Globus Medical and NuVasive announcement. At this time, all participants are in a listen-only mode. After the speakers’ presentation, there will be a question-and-answer session. [Operator Instructions] Please be advised that today’s conference is being recorded.

I would now like to hand the conference over to your speaker today, Brian Kearns, Head of Investor Relations. Please go ahead.

Brian Kearns

Senior Vice President-Business Development, Globus Medical, Inc.

Thank you, Victor, and thank you everyone for being with us this morning. Joining today’s call from Globus Medical will be Dan Scavilla, President and CEO; Keith Pfeil, Chief Financial Officer; David Paul, Executive Chairman; and joining from NuVasive is Chris Barry, CEO. This review is being made available via webcast accessible through Investor Relations section of the Globus Medical and NuVasive websites at globusmedical.com and nuvasive.com.

Before we begin, let me remind you that some of the statements made during this review are or may be considered forward-looking statements. Our Form 10-K for the 2021 fiscal year and our subsequent filings with the Securities and Exchange Commission identify certain factors that could cause our actual results to differ materially from those projected in any forward-looking statements made today. Our SEC filings including the 10-K are available on our website. We do not undertake to update or any forward-looking statements as a result of new information or future developments or events.

Our discussion today will also include certain financial measures that are not calculated in accordance with Generally Accepted Accounting Principles or GAAP. We believe these non-GAAP financial measures provide additional information pertinent to our business performance. These non-GAAP financial measures should not be considered replacements for and should be read together with the most directly comparable GAAP financial measures. Reconciliations to the most directly comparable GAAP measures are available in the schedules accompanying the press release and on the Investor Relations section of the Globus Medical and NuVasive websites.

With that, I’ll now turn the call over to David Paul, our Executive Chairman.

David C. Paul

Executive Chairman, Globus Medical, Inc.

Thank you, Brian, and thank you all for joining us on this call on such short notice. Today, I’m excited to announce to you the transformative combination of Globus and NuVasive. Through this transaction, we combine two of the most well-regarded, fastest growing technology companies in the musculoskeletal industry. Together, we will accelerate innovation in this space, help even more patients and surgeons, and further our shared vision of relentless pursuit of solving unmet clinical needs. Medical care is in the midst of rapid evolution, in which using intelligent surgery throughout the continuum of care is leading to better clinical outcomes.

We are at the forefront of this frontier and look forward to our combined expertise to substantially improve patients’ lives. What makes this merger compelling is that, it builds on all our work to provide better support to surgeons, healthcare providers and patients. Together, we can strengthen our mission of becoming the preeminent musculoskeletal company in the world. I would like to thank both the Globus and NuVasive boards of directors for their unanimous support and shared vision for this transaction. Dan and Chris will begin today’s call in tandem with a summary of the transaction and explaining why we are so excited about the combination. Keith will then share additional details on the financial benefits. We will then answer your questions.

I’ll now hand the call over to Dan.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Thanks, David, and good morning, everyone. Starting on slide 5, this transaction accelerates our strategy of becoming the preeminent musculoskeletal technology company. We’re excited by the opportunities for growth across the business with an expanded portfolio, increased geographic and commercial reach and additional surgeon relationships. This deal is a positive for all stakeholders. For patients, we maintain our focus on improving outcomes with access to our best-in-class portfolio and our combined resources driving future innovation to solve unmet clinical needs. For surgeons, we spend our offerings in both procedures and enabling technologies that’ll benefit from access to industry-leading research and our data registry, as well as our global education and research program.

For our employees, we’re combining two organizations with a shared commitment of patient-focused innovation. We recognize whenever you combine two companies there may be differences in culture. We’re confident that our employees passion, sense of urgency and commitment to changing patient lives will provide the strong foundation of values moving forward. There’s a great deal of growth opportunity to fuel our employees’ careers. Finally, for our shareholders, we see many opportunities to create sustainable value, outpacing the market in sales growth, delivering mid-30s EBITDA, driving strong cash flows and accelerating EPS growth. This transaction is the best path forward to deliver value for all of our stakeholders.

Slide 6. our initial review show that we have a highly complementary commercial footprint in the US and international markets with minor overlaps. This will allow us to focus on our surgeons without disruption. Combining our product portfolios will create the best-in-class offering to our surgeons in spine and trauma. Bringing together two highly innovative product development teams will create focus and impact on future offerings. The operational footprint fits perfectly with our expansion needs. The Globus financial discipline and NuVasive drive for growth will create strong results in sales, EPS and cash flow to benefit our shareholders.

Turning to slide 7, an overview of the transaction. This is a stock-for-stock merger. NuVasive shareholders will receive 0.75 shares of Globus Class A stock for each NuVasive share that they own. Following the close of the transaction, Globus shareholders will own approximately 72% of the combined company, and NuVasive shareholders will own approximately 28% on a fully diluted basis. The combined company will have an 11 member board consisting of all eight Globus directors and three new board members from NuVasive.

David Paul will serve as Executive Chairman. I will serve as Chief Executive Officer and Member of the Board. Keith Pfeil will serve as Chief Financial Officer and Chris Barry, NuVasive’s CEO will support our integration planning efforts. Corporate headquarters will be in Audubon, Pennsylvania, where Globus is headquartered. We will maintain operations in San Diego, California, Memphis, Tennessee and West Carrollton, Ohio, in addition to other key cities and geographies. We expect the transaction to close in the middle of 2023, subject to the approval of both companies’ shareholders, regulatory approval and other customary closing conditions.

On slide 8, what’s unique about Globus and NuVasive is our shared history of innovation and growth going back more than two decades. No two companies have developed more innovation to shape procedures and improve outcomes. NuVasive and Globus have among the most innovative products in the industry, and together we will continue to offer comprehensive musculoskeletal solutions, enabling technologies to better serve the full continuum of care. As you see from slide 8, each company brings demonstrated product innovation and success. We are confident that through this transaction we’ll focus our product development engine to create better solutions for unmet clinical needs.

Importantly, this transaction will position Globus to capitalize on multiple high growth levers in the $50 billion musculoskeletal market, as shown on slide 9. This includes joint arthroplasty, trauma, enabling technologies and power tools. With expanded commercial reach as combined company, we see significant opportunities to further penetrate existing and future markets and continue each company’s track record of above market net sales growth.

Chris?

J. Christopher Barry

Chief Executive Officer & Director, NuVasive, Inc.

Thanks, Dan. And turning to slide 10, as Dan mentioned earlier, the combined company will have complementary US commercial organizations with limited customer overlap. This will enable our exclusive US commercial sales force with strong presence coast-to-coast to reach more surgeons, and most importantly, serve more patients. We’re confident the combination of our commercial organizations will create meaningful cross-selling opportunities.

Turning to slide 11. Important to both organizations has been our focus on globalization, and we believe this transaction accelerates globalization strategies to target and win in high growth markets. We’ll have a combined presence in more than 50 countries, complementary international footprint in key markets. And this creates immediate scale globally, and an ability to effectively invest in high growth markets with meaningful cross-selling opportunities around the world.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Thanks, Chris. Moving to slide 12, the combined spine portfolio will be exceptional with complementary and clinically proven solutions. For example, Globus has expandable portfolio with NuVasive’s X360 and C360 systems creating a comprehensive procedure portfolio. Globus is enabling technologies in NuVasive’s Pulse platform, creating a strong foundation for the future of spine care and intelligent surgery. Most importantly, these innovative technologies will help us better support surgeons and healthcare providers and promote healing and patients.

Our intent is to continue to serve our surgeons by offering our complete product lines. The deal synergies do not depend upon product rationalization. However, we will work together to shape the best product offerings for our customers as we move forward. Moving to slide 13, the combined orthopedic portfolio will also be exceptional with complementary and clinically-proven solutions and a rapid expansion by combining the Globus trauma sales force with the NuVasive NSO team to accelerate penetration and growth as a combined [indiscernible] (10:43).

J. Christopher Barry

Chief Executive Officer & Director, NuVasive, Inc.

Turning to slide 14, I’m very excited about the combined Globus Medical and NuVasive portfolio, and our ability to serve the full continuum of care, from planning to execution to post-operative data; in pre-op to support patient assessment and optimization, as well as procedure selection and planning; in intra-op, solutions for procedure execution and verification; and in post-op, to support healing and recovery monitoring, as well as outcome evaluation and continual learning.

Turning to slide 15, complementing our innovation, our commercial organization and our global scale is our shared, continued commitment to surgeon education and research. The combined organization has trained over 2,500 surgeons in the last year. We’ve amassed over 800 peer reviewed publications and have over 70 plus ongoing clinical studies. Both organizations have and will continue our longstanding society, research partnerships, supporting the overall advancements of care.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

From slide 16, this highlights the expanded operational strengths of the combined company. Our ability to increase in-house production and leverage supply chain networks will drive savings, improve cash flows in all of our businesses. The fit is strong. In Globus we were seeking to invest and expand our manufacturing and logistics footprint. With this combination, we can utilize the facilities and team NuVasive brings to the table for better outcome.

J. Christopher Barry

Chief Executive Officer & Director, NuVasive, Inc.

Last, but surely not the least is a focus on the employees. I’m excited about the shared commitment to patient-focused innovation that I see within both these organizations, the strong sense of urgency, and ultimately the passion these workforces bring to the table.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Yeah. And I’ll go off-script here to say, having worked with both the field and in-house employees in NuVasive, I am really impressed with the level of talent that both Chris and his team have built. This will be a great strong add to us as a company going forward. Keith?

Keith Pfeil

Senior Vice President, Chief Financial Officer, Globus Medical, Inc.

Thanks, Dan. Turning to slide 18, I want to make a few brief comments regarding the transaction and its compelling financial profile. As was mentioned earlier, following a transaction close, we see undeniable opportunities for cross-selling. And while doing so we intend to maintain a focused and disciplined approach to managing costs and the combined company cost structure. Following the close of this transaction, we anticipate above market mid to high single-digit revenue growth. We expect to achieve mid-30s EBITDA margins by year three. We expect approximately $170 million in identified cost synergies to be achieved over three years. We anticipate the transaction to be over 20% accretive to non-GAAP EPS in the first year post-close, and we expect ROIC to exceed the cost of capital by year three.

With that, I’ll hand the call back to Dan to close.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Thanks, Keith. Slide 19 has an initial view of our vision as a diversified combined company. We expect to have thought and industry leadership in spine. We will continue to innovate in imaging, navigation and robotics, and invest in power tools and regenerative biologics. In addition, we’ll build a strong foundation in trauma and total joint arthroplasty, while expanding in other musculoskeletal areas, including regenerative biologics, sports medicine and extremities. Together with NuVasive, we meaningfully advance our mission to create an innovative musculoskeletal technology company, and in doing so, help support more patients around the globe with leading innovation.

That concludes our prepared remarks. Operator, please open the line for questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question will come from a line of Matt Miksic from Barclays. Your line is open.

Matt Miksic

Analyst, Barclays Capital, Inc.

Hey, good morning. Listen, thanks for taking the questions and congrats to both teams. So I wanted to maybe drill into a couple of opportunities here, and it seems like there’s a lot of them. If you could talk about on the sort of commercial organization, you mentioned cross-selling across your customer base and product lines. Maybe talk about the geography within the US, and sort of where in the portfolio is you see the most opportunity for cross-selling? And then I have one follow up.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Thanks, Matt. So again, early stages we signed yesterday, we’ll go deeper now that we have this on route. But the initial view, I think we’re all very pleased with how well the US was a complementary fit. There’s very little overlap. We’ll fine tune those numbers and release them. But think of kind of low to mid single-digits of an overlap that we can easily work through with this. So that in itself was really a benefit. Obviously, combining these and opening up the NuVasive territories to our enabling technologies can be a significant gain for both. And then as you could imagine, updating our software and our ability to put all of those great NuVasive products through our enabling technology can be an amazing gain that way. Outside of spine, and obviously it’s predominantly a spine move, but outside of that, I’m really excited about NSO and bringing that into the group. We have a fantastic, as you know, trauma offering. Adding that to that and bringing that sales force in will be a meaningful step forward on an accelerated basis for us in that market.

Matt Miksic

Analyst, Barclays Capital, Inc.

That’s excellent. And then a couple on sort of back end synergies or operating synergies is, obviously you’re going to be able to fold all the efforts and spend that NuVasive has been putting into the robot, into your existing organization, and successful robot on the Globus side which is great. In terms of manufacturing, Globus has been a fair way ahead of NuVasive in terms of this in-sourcing manufacturing strategy you both sort of went after several years ago. How do those two organizations come together, what opportunities do you see there?

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Yeah. Thanks, Matt. Again, you hit the second thing that got me most excited with this, beyond the commercial fit. I really look at operations, and as I mentioned, we’re expanding rapidly within our manufacturing site. In fact we’re looking for another building to get into, the NuVasive site location team is a perfect fit. They actually have space that will allow us footprint, that will allow us to expand out fast. We can pull more products in at a rapid rate using our cash to invest in the equipment there. Their Memphis facility is outstanding. It’s a great fit for where we are going and what we’re doing. So for us, it’s actually an investment avoidance. We can free up that cash to go do other things and drive the business, leverage this out for both sides to actually benefit at a faster pace.

Matt Miksic

Analyst, Barclays Capital, Inc.

I’ll leave it there. But congrats again.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Thanks, Matt.

Operator: One moment for our next question. Our next question will come from the line of Vik Chopra from Wells Fargo. Your line is open.

Vik Chopra

Analyst, Wells Fargo Securities LLC

Hey, good morning. Thanks so much for taking my questions and congrats on the deal. Two from me. I guess, the first one is, what do you see as the biggest differences between the margin structures, and how do you close that gap without hurting the culture? And then I had a follow up.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Thanks, Vik. One of the things you’ll see as we put the data out is, this is not a deal that needs to be driven by synergies. We don’t need to get into a slash and burn to make this work. It works pretty easily. And while we certainly need and we’ll look at some synergies that will naturally occur, it’s not a high risk project to get this going. That, again, means that we don’t have to destroy infrastructure and culture, and ram and jam to get to a number. I think by the fact that we get positive in ROIC by year three, just by the natural move that we’re doing, will allow us to be prudent and smart in our investments to get where we need to go. And again, there’s obvious combinings that things will come out and we’ll get more benefit. We’re going to obviously use that funding to expand manufacturing capabilities, to buy more sets, to make sure that we fuel new products out there to further drive that way.

Vik Chopra

Analyst, Wells Fargo Securities LLC

Great. Super helpful. And then my follow-up question was, I guess, how is the team thinking about the progression of investment in innovation over the next couple of years, given this deal specifically as it relates to Pulse and the Globus’ recon robot? Thanks so much.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

No. I appreciate that. So again, keep in mind, Globus by itself, we’ve always invested without hindrance. So the joint robot will progress without any issues, we’ll keep that on path. Truthfully, it’s too early for us to say we know how best to fit the Pulse technology into our enabling technology. It’s one of the next steps, and when we get into the closing, we’ll have a better feel for that. But again, let’s recognize they’re both valuable, and we’re going to look and see how do we optimize. Now, we can look at them through a different lens.

Operator: Thank you. One moment for our next question. Our next question will come from the line of Shagun Singh from RBC Capital Markets. Your line is open.

Shagun Singh

Analyst, RBC Capital Markets LLC

Great. Thank you so much for taking the question and congratulations. I was just wondering if you could provide a little bit of a background on how this transaction came about, why now, what changes are you seeing broadly in the healthcare environment, and if there were any other companies involved. And then, I guess, with respect to my second question, just looking back at spine transactions, historically, they have been pretty challenging, and a lot of that has to do with culture and also the customer stickiness. So how are you thinking about those items as you look to close the deal? Thank you.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Thanks, Shagun. I would tell you that the deal came about naturally just through conversation. I think both of us had always looked at each other and realized that the combined is stronger than the individuals. It was really just a conversation that I have had with Chris that sort of progressed through and said, let’s go further, and the more we looked at this and understood the complementary nature, I think the more both Chris and I got into realizing this is a deal. So the boards got involved and went. I would tell you that, in our transactions, our conversations, there were no other parties involved. It was simply just us going through and saying what’s best for our companies, what’s best for our patients and surgeons and our shareholders, came about that ourselves.

Your second question is a great one, because I know there is a mindset out there that these things don’t work, they tend to fail. And I can think, we could all point to a few that worked really well, factoring number one physicians, and others who may not have. But keep in mind, that we are spine companies and our primary focus is spine companies, and we’re both innovative share taking companies going this way. And while there’ll be natural cultural differences, the complementary nature of everything that we have really I think, is going to put us in a stronger spot. The fact that we are primary spine companies and other acquisitions may have been adjacencies, I really do think put us in a stronger spot. We’re not looking to untangle overlapping sales forces. We’re not looking to untangle, overlapping buildings. There’s a lot there that is really going towards us to make this a successful outcome.

Shagun Singh

Analyst, RBC Capital Markets LLC

Thank you.

Operator: One moment for our next question. Our next question comes from the line of Matthew O’Brien from Piper Sandler. Your line is open.

Matthew O’Brien

Analyst, Piper Sandler & Co.

Hey, thanks for taking my questions. Maybe I can just follow up a little bit on Shagun’s questionnaire on this transaction. I mean, Globus historically has really been known as more of an engineering company, and NuVasive more of a marketing company. And again, a lot of these deals in the space, recently [indiscernible] (23:35) just haven’t worked really well as they’re getting [indiscernible] (23:39) together. So why should investors think this is going to be different, Dan? I mean, what can you guys do from a retention perspective, keeping these reps, I mean, they tend to move around quite a bit already. So what can you do to ensure that that’s not going to be the case this time because so it hasn’t been that very often?

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Thanks, Matt. No, it’s a great question. Look, a couple of things. I mean, I would tell you, NuVasive is incredibly strong as a marketing and a training company. But I’ll tell you, they’re also an engineering company. So don’t underestimate that. And you’re right, we are primarily an engineering company, and that’s why we’ve got some of the best products there. So think about it from a sales rep side, you’re about to get at your fingertips the best of both companies in your bag. You can choose with your surgeon whichever products you want, because we’re not rationalizing them or forcing anyone to make a decision. We have the leading enabling technology in the world, and we’re now putting that at their fingertips. We’re going to build the software and to do that. And we’ve got the cash flow and the investment strength to continue a strong pipeline of product portfolio outputs. Why would anyone want to go anywhere else and not take advantage of that? So that’s a personal call on their side. But this is the place to be. And I know that our sales force, and I know the NuVasive sales force knows that.

Matthew O’Brien

Analyst, Piper Sandler & Co.

Okay. Fair enough. And then just maybe a couple for Keith. What happens to the NuVasive converts [indiscernible] (25:06) is going to be there? And then on a synergistic side, where is that coming from? Are you going to shut down the training facility [indiscernible] (25:15), you’re going to cut back on [indiscernible] (25:18) sales? I mean, where does that synergistic benefit come from, and then how quickly can you get there? Thanks.

Keith Pfeil

Senior Vice President, Chief Financial Officer, Globus Medical, Inc.

Okay. No thanks. Great question. So converts, first question, well 2023 convert is due in a couple of months. That will roll off. And the 2025 convert, we’re expecting the roll that in when the transaction closes, but we’ll have more updates as time gets closer. But what I would say is, when you step back and look at it, carrying the convert, we’re preserving balance sheet flexibility with our cash balance. Your next question really talking about synergies and how we get them, really combination of things. So when you think about the top line, think about the things that Dan and Chris said. They really talked about cross-selling opportunities. They talked about technology. They talked about bringing the best of both portfolios together. So as the sales reps get the complementary products from each other’s company in the bags, that’s going to help drive some of the sales growth.

From a back-end perspective, from a cost structure, it really goes back to us being prudent in managing the company. So you said earlier, Globus is known as an engineering company. I think that that continues. But as Dan said, NuVasive has a facility in Memphis. They have manufacturing in Ohio. We manufacture, we work to get vertically integrated. I think all of that continues. And really, as Dan said earlier, it prevents us from having to go out and invest on our own. On the back-end, you’re also going to look at costs within SG&A, but you’ll identify areas of duplicative costs. But that’s generally speaking what we’re thinking about. From a timing perspective on $170 million, it’s really 50% we expect to achieve by the end of the first full year, 75% by the end of the second year, and achieve a full 100% by the end of the third year.

Matthew O’Brien

Analyst, Piper Sandler & Co.

Perfect. Thank you.

Operator: One moment for our next question. Our next question comes from the line of Matt Taylor from Jefferies. Your line is open.

Matthew Taylor

Analyst, Jefferies LLC

Hi. Good morning guys. Congrats. Thanks for taking the question. So I wanted to just explore this commentary that you made about the minimal overlap, because I think that’s key, and that’s something that’s been challenge for some of the other spine deals in the past that you referenced. Could you talk a little bit more about how you’ve analyzed the customer and geographic overlap, and why that’s so complementary and not that complex? And then, what are the good spine deals that you’re thinking about that are a model for us to look at, to think about why this could be successful?

J. Christopher Barry

Chief Executive Officer & Director, NuVasive, Inc.

Yeah. I’ll take that. I mean, we’ve been looking at this for some time, as Dan said, and just looking at where we compete, and when we really dug, not even just at the customer level, at the surgeon level, what you see is it’s a very complementary geographic dispersion of where our portfolio plays. Spine is not made up of two companies. It’s several companies. We compete in several different fronts. And it’s just the natural evolution of these two companies has produced technologies that naturally are complementary, and that’s played well on geographic dispersion. That’s not just a US phenomenon. It’s actually a global phenomenon. So we’re excited about the very, we believe, minimal overlap and the complementary nature of the portfolio, and as we talked about those meaningful cross-selling opportunities as we look forward.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Yeah. Matt, just on your second thing with the modeling itself, is like I said, we still both have very rich product portfolios to still develop at launch to fuel growth, as Chris said, minimal overlap to untangle. What we’re signaling to you is, I don’t feel any of us think that this is synergy heavy to get to where we want to be in the mid-30s so that we don’t have to go in the slash and burn. I think when you look at all of those factors and the fact that spine is our primary focus, we’ll come in and do this. It feels like a very strong offering from what I see not only in cash flow, but EPS for the investors.

Matthew Taylor

Analyst, Jefferies LLC

Okay. Thank you, guys.

Operator: One moment for our next question. Our next question comes from the line of Ryan Zimmerman from BTIG. Your line is open.

Ryan Zimmerman

Analyst, BTIG LLC

Good morning. Thanks for taking the questions. I guess, my question is really to David to start. But as I think about Globus’ history and the fact that the company has been moving away largely from spine into trauma, into imaging, into joint recon, why double down on spine essentially with this transaction? And it speaks maybe to how this came together. I’d love to hear your thoughts on that, David. And then the second question is just a follow up to Matt’s question, but I imagine that the bankers and the lawyers and everyone involved have looked at this from an FTC standpoint. But in this environment that we’re in, from an anti-trust perspective, just help us understand kind of what you would say to investors who are worried about anti-trust issues here with this transaction.

David C. Paul

Executive Chairman, Globus Medical, Inc.

Ryan, thank you for the question. We’ve never gone away from spine. So I don’t know how that feeling came about. We’ve always been focused on spine. That’s been at the heart and core of our business. We have begun to diversify into the overall musculoskeletal market. But if anything, today’s announcement will underscore the fact that spine remains to be our chief and main focus. And so that’s really, I would say, a misnomer that we’re going away from spine. The diversification that we’ve talked about for the last three, four years has been very deliberate and looking at a more longer range vision of where we want the company to go.

As far as how did this come apart, how can you resist when you can bring together two of the most well-regarded, fastest growing technology companies in spine, and we felt that this is a fit that is really made perfect by us coming together and offering our patients and surgeons better options. And as I mentioned in my earlier comments, we feel like we’re at an inflection point where intelligent surgery is going to be the future, and we feel NuVasive and Globus are at the forefront of this and pushing the boundaries of this in how we can improve outcomes. So we again felt it was a very good match. And as far as the anti-trust and the FTC is concerned, our lawyers on both sides are working on it. As you well know, spine is a very robust competitive environment with over 100 companies, lots of robust competition in spine. We don’t see any issues of anti-competitive in nature, but that is left to the lawyers and the FTC to decide.

Ryan Zimmerman

Analyst, BTIG LLC

Thank you, David.

Operator: One moment for our next question. Our next question will come from line of Joshua Jennings from Cowen. Your line is open.

Joshua Jennings

Analyst, Cowen and Company, LLC

Hi, good morning. Thanks so much for taking the questions and congratulations on the transaction. I was hoping to just better understand a little bit more just the sales infrastructure for both NuVasive and Globus, and the percentage of regions the United States covered direct or with distributors, and just how you’re thinking about where there is overlap avoiding disruption, and I think we’ve seen with other orthopedic and spine mergers, some of the distributorship decisions has led to some near-term integration challenges. I just wanted to learn a little bit more about that or get reminded about that. And then secondarily, just on the complementary product portfolios, I mean, I understand a category like interbody spacers or cages, you guys are competing head to head. But maybe just to take that category and just help us understand how within that category the products are complementary, or are you talking more about the entire portfolio, and just a lot of the different gaps in NuVasive portfolio are filled by Globus’ and vice versa. Thanks for taking the questions.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Thanks, Josh. I’ll actually kind of go first with that. So again, we just signed the merger agreement and we need to go through a lot of filings and approvals and different items like that. So it’s such premature to get into specifics of what we’ll do with direct salesforces and structures and distributors and items like that. What I would tell you is, our intent is to preserve everybody, every territory that we have there, they fit well together. We’re not looking to trim or do anything like it there. But let’s get into the closing later on, in which case we’ll have a more executable plan that we’d be glad to share. So the first one, just a little bit too premature to get into depth with that. On just your second one about the products, there’s a lot we would talk a lot about this, but taking our expandable technologies and putting them in the hands of our NuVasive reps will be an amazing thing.

You look at the cervical disc now, with the multiple level indication that they have, that we can go put through our products and drive that way, look at the strength of the lateral procedures that NuVasive have defined, that we can enhance with the things we’re working on. There’s a lot of things like that that are just going to be an amazing lift in opportunity for all of us. And again, putting those through the enabling technologies, making it part of our robot, building it on to the imaging system, all of that far outweighs, having pedicle screws that might compete or static interbody, that’s no problem. All of those things have been launched. They’ve paid themselves off in full. We’ll continue to utilize them, to use them. But again, it’s not going to be any hindrance for us to drive growth going forward.

J. Christopher Barry

Chief Executive Officer & Director, NuVasive, Inc.

And I would just say that, the multitude of technologies that exist between the two organizations, looking forward, not even just looking at the static view, but looking at what we can innovate, and really the portfolio of technology that allows us to look at all the different things that we can put together, to truly innovate and change patient care going forward. I mean, that’s the heart of what we’re excited about. And like I said, I couldn’t be more excited about the opportunity.

Joshua Jennings

Analyst, Cowen and Company, LLC

No, that’s helpful. Thanks so much.

J. Christopher Barry

Chief Executive Officer & Director, NuVasive, Inc.

Thanks, Josh.

Operator: One moment for our next question. Our next question comes from the line of David Saxon from Needham. Your line is open.

David Saxon

Analyst, Needham & Co. LLC

Hi. Good morning and thanks for taking the questions. Congrats on the deal. Maybe first, I wanted to follow up on a previous question and ask about just the impact this deal is going to have on your hip and knee strategy. That’s a larger market. So just wanted to kind of hear how you’re thinking about the [indiscernible] (36:18) portfolio and the new knee robot, which I think is expected later this year, just given that there’s going to be at least some level of distraction.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Thanks, David. And by the way, great question. Thanks for asking. So just for clarity, this deal and the fact that it’s an all stock activity, preserves the cash we need to remain focused on investing in our orthopedic strategies for both trauma and joints. I am really excited to bring that robot to market. I think there’s genuine value in where that’s going to be and what it’s going to do. We continue to invest unabated in our joint portfolio, and for me personally, we can’t bring it to market fast enough, so we’re going to continue to push on that. There will be no letting off in that area. And I would say the same with trauma, there’s plenty of development there. None of this will impact how we change or look at that as it goes forward, as we integrate these two companies primarily on the [indiscernible] (37:16), a great add with the NSO team joining into the trauma team.

David Saxon

Analyst, Needham & Co. LLC

Okay. That’s helpful. And then maybe for Keith, sorry if I missed this, but the $170 million in cost synergies, where on the P&L is that coming from? And thanks so much for taking the questions.

Keith Pfeil

Senior Vice President, Chief Financial Officer, Globus Medical, Inc.

I would say, the $170 million we feel good about achieving it, it’ll be throughout the P&L. We’ll have more details as time draws closer. But I’ll just reiterate that we expect 50% of them after the first year, 75% after the second year, and then fully realize them by the third year.

David Saxon

Analyst, Needham & Co. LLC

Got it. Thanks guys.

Operator: One moment for our next question. Our next question comes from the line of Kyle Rose from CGS. Your line is open.

Kyle Rose

Analyst, Canaccord Genuity LLC

Great. Thank you very much for taking the questions and congratulations on the announcement today. Keith or the Globus team, the real question I had was just about the difference from an operating profile in both companies. I think if we look back at NuVasive, NuVasive has always had a great branding and presence in the market, but they’ve really struggled to make up that, call it, 1,000 basis point gap from an operating margin perspective, between where they’re at now and where Globus legacy is. So I guess, when you look at the company, what do you see that you can do differently to close that gap sooner rather than later, and how do you do that in a way that doesn’t, I guess, change the culture and the branding that’s already there? Is it just purely a scale position you’re adding on more, or is there something structurally or culturally different that you’re going to bring to this?

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Hey Kyle, it’s Dan. I’ll just answer that one first. So again, at the end of the day it’s not a race for us to say how do we slash to get to a number. I think as Keith said, we’re going to do it in a meaningful way over three years to get where we need to go, making sure we’re not having undue disruption for the sake of chasing a number. There’s no doubt about it. Since I’ve been here for eight years, I’ve looked across the country over at NuVasive, and it’s been marveled at their marketing and their training skills. So combining that into us only makes the entire group stronger.

And I think that’s really one of the great things with it. As I say, don’t underestimate, the engineering prowess of that team is great. So again, combining those, we’re just going to be a much stronger position that way. Listen, we’re two publicly traded companies you combine. There’s just natural public cost that you don’t need. There’s different things you can go through that will just happen naturally, where I think we can get to those targets in many different ways, as Keith said, that’s why we’re not laying them out now. We’ve got many different ways to get to something like that. We want to do it in a way that is intelligent and preserves who we are and gets us going in a way that just gets us in a strong position. So I don’t know, if Chris you want to add anything to it.

J. Christopher Barry

Chief Executive Officer & Director, NuVasive, Inc.

No. As I laid out, our latest LRBP some time ago at the Investor Day, we were targeting to take the margin profile up. We’ve still got, as Dan said earlier, in-sourcing opportunity within our West Carrollton facility. So we believe between the two organizations we can accelerate those plans. So I’m very confident that this transaction actually accelerates our strategic plan which had profitable growth as the underlier of all the key three strategies we talked about.

Keith Pfeil

Senior Vice President, Chief Financial Officer, Globus Medical, Inc.

The only thing I’d add to that to what Chris and Dan said is, really comes back to managing the business for cash, manage it for cash flow and cash profits. That’s really how we look at this moving forward.

Kyle Rose

Analyst, Canaccord Genuity LLC

And then just the second question I had as a follow up is, a lot of the times we see these deals stumble or take longer to play out. It’s not necessarily year one, if year two when you’re starting to digest the actual organization from a sales and a operational perspective. So I guess, how do you think about the mid-term guidance from a combined perspective and ensuring that after you lock up the sales forces during the transition period that we don’t think the synergies will slow down in years two and three? What processes you plan to put in place to kind of make sure that that doesn’t happen?

Keith Pfeil

Senior Vice President, Chief Financial Officer, Globus Medical, Inc.

This is Keith. I’ll take that question. Dan, Chris, add on. Really at the end of the day, we’re announcing today, when this deal closes and we move forward, you have to go fast. You have to go fast, you have to identify what are the things that we can do to drive the business forward. I think Dan, Chris and David, David spoke about the strategy, Dan and Chris really talked about cross-selling. We talked about operational opportunities. So there’s things that we’ve already seen and identified that really we want to move forward with. So once this deal closes, we want to be ready to achieve those and really get started strong, because as you get into year two, year three and beyond, it really all comes back to how you got off in the very beginning. If you start strong and you push to get through it, you could be successful on the other end.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Yeah. One thing too that I would add, and just put it out there, deals are complicated and stumbles will happen. It’s just what’s going to be there. It’s the job of leadership to unstumble and get up. So we’re moving forward. We’ll see where we are. We’re going to adjust as needed. There’s no doubt there will be challenges, but you’ve got a team around the table that’s going to overcome those challenges.

Operator: Thank you. One moment for our next question. Our next question comes from the line of Richard Newitter from Truist. Your line is open.

Richard Newitter

Analyst, Truist Securities, Inc.

Hi. Thanks for taking the question. Most have been asked already. But maybe I wanted to just go back to where the Globus strategy and the growth profile of the company and where you envisioned it over the last decade. You’ve always talked about high single-digits and you strive to outperform that. You had moved into technological areas and advanced areas like robotics and then tangential areas like trauma. And you were growing double-digits for a number of quarters in a row.

So I guess my first part of the question here is, do you still aspirationally see the combined organization and that aspirational double-digit sustainable growth rate, especially with where it felt like you were headed as you moved into 2023 and 2024 with some new platform technologies, you’re moving in to hips and knees maybe. It felt like that’s where you were headed. Your guidance, I think it says standalone is 7% to 8% constant currency for 2023. NuVasive is a mid to high single-digit grower. I guess, are you now more focused on scale and earnings accretion, and driving that earnings number up, or are you [indiscernible] (44:22) more of double-digit top line grower over time?

Keith Pfeil

Senior Vice President, Chief Financial Officer, Globus Medical, Inc.

Thanks, Rich. So I would tell you, we’re always going to put guidance out and we’re always going to be conservative, you know that from what we’ve done for years now. Our aspiration is and will remain to be a share taker to outpace the markets in which we play. That’s true with joints, as it is with trauma, as it is with spine. We will go conservative in what we release now. There’s a lot for us to do, but we’re not signaling that all of the sudden we’re big and slow.

What we’re saying is, we’re combining, as two innovative companies, to actually drive the ability to capture the market at a better pace. But again, there’s always going to be conservatism in what we put out there, and then we look to beat it. And I would tell you that there’s nothing that you’re seeing or hearing from us today that shifts who we are. I do think by the nature of combining, we have an opportunity to be accretive on the bottom line and perhaps get that at a faster pace than we have done as a standalone, and certainly, we’ll all do that as well. And we’ll just combine those through.

Richard Newitter

Analyst, Truist Securities, Inc.

Okay. And then, if I can, this is a larger size transaction, especially compared to what you’ve done in the past. So one, there’s the opportunity and potential for distraction to be there while you pursue that. And some of the future endeavors that you’re focused on, particularly moving into large joints and robotic large joints at that, that always in investors’ mind have potential to be a distraction too. It sounds like you could be having both of these happening at the same time. What gives you the confidence that you can manage the potential stumbles as you referenced for both of those over the course of the next year-and-a-half to two years, given that this is entirely new territory for you guys from an execution standpoint?

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

So a couple of things. First off, the trauma and the joint teams are completely standalone from the management of presidents through, whether it be the R&D portfolio and development, whether it’s a salesforces all the way through. So they can remain independent from us and they’ll execute unencumbered with what we’re doing. We are primarily spine companies, and we have been spine companies. So it’s not a distraction. It’s our main focus and we’ll do that. Again, the highly complementary layout of the markets and of the portfolios and then the operations will eliminate or streamline a fair amount of things that may have plagued folks in the past with us. That’s really where I am. And again, with spine itself, we have enough firepower to make sure we stay focused on that and yet let those others run without being unencumbered.

Richard Newitter

Analyst, Truist Securities, Inc.

Thank you.

Operator: One moment for our next question. Our next question comes from the line of Joanne Wuensch from Citi. Your line is open.

Joanne K. Wuensch

Analyst, Citigroup Global Markets, Inc.

Thank you so much for taking the question and congratulations on the merger. Briefly, you’re quantifying the $170 million in expense synergies, and I’m curious if you can quantify the revenue synergies, and it’s a two-part question. Does that amount mean you’re accelerating high single-digit revenue growth or sustaining it?

Keith Pfeil

Senior Vice President, Chief Financial Officer, Globus Medical, Inc.

It’s a great question. What I would say is that, the revenue growth as you look out is really more of a sustained. As Dan mentioned earlier, we feel good about our business and we don’t feel any different about the Globus business than we did the day before we announced this. We always said we were mid to high single-digit growers. We expect that to continue. Doing this combination with NuVasive, it obviously creates a little bit more scale. But as we move forward, we’re going to identify the cross-selling opportunities. We’re going to execute on them. But Dan mentioned earlier that, there’s a little bit of conservatism in our projections. But that doesn’t take away from how we feel about the business in a combined fashion as we move ahead.

Joanne K. Wuensch

Analyst, Citigroup Global Markets, Inc.

And I’m sort of curious, I know it’s early days, if you can comment on how you think about combining the Globus robotic technology along with that which has been being created at NuVasive, as well as their Pulse and the other software applications that they have.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

So Joanne, this is Dan. That will take some time. We’ll do that through as we go further into our planning. I think there’s some complementary nature there. But in order to do due diligence, we had to remain separate in those areas. So we looked at it, we realized it shouldn’t be a hindrance, but we’ll know more data as we move into an execution planning phase now and so we’ll have a better answer for that.

Joanne K. Wuensch

Analyst, Citigroup Global Markets, Inc.

Excellent. Thank you and congrats again.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Thank you.

Operator: One moment for our next question. Our next question comes from the line of Jason Wittes from Loop Capital. Your line is open.

Jason Wittes

Analyst, Loop Capital Markets LLC

Great. Thanks for taking the question and congratulations. So as you mentioned, the spine market is very competitive and traditionally it’s been very hard to grow. In fact it gets very defensive to maintain share above 20%, 25%. And if I had asked Globus standalone kind of what their aspirations were, I think, generally speaking, I think most people thought 20% was the upper limit of where Globus could go by itself. I understand, combining with NuVasive you’re now 20% plus in market share, which again puts you in that defensive position. So I guess, there are two questions related to that; one, what dynamics do you see changing that could make your share go much higher than 20%, at that 20%, 25% range; and two, what would you see as the upper limit of kind of what a combined NuVasive-Globus market share potential could be?

Keith Pfeil

Senior Vice President, Chief Financial Officer, Globus Medical, Inc.

Thanks Jason. Maybe offline too, we can compare numbers just because I’ve got a different one than you and not a challenge. But just as I look at market, I look at what those two things are. I see it’s probably closer to the mid-teens in size, not a 20% player here. So again, let’s just make sure we’re there fact wise.

Jason Wittes

Analyst, Loop Capital Markets LLC

Fair enough.

Keith Pfeil

Senior Vice President, Chief Financial Officer, Globus Medical, Inc.

[indiscernible] (50:55) use the same thing. So I think if we combine that out, we’re not coming out as a giant by any stretch. And the upper limit, I think you’re probably right. I won’t say, I think we’re at 20% or 25%. Truth is, I don’t know. We’re going to put innovation out there that changes the market, hits on net clinical needs, adds value to the patients of surgeons. Let’s see where we go to. So I’m not going to call that right now.

J. Christopher Barry

Chief Executive Officer & Director, NuVasive, Inc.

I’ll just add, though, that putting these two companies together doesn’t change the growth opportunities either had, actually, it adds to those. We talked a lot about our opportunity in areas like cervical, where we’re a low single-digit player. We talk about the dynamics of the artificial disc and how that’s shifting really the ACP upmarket. So I think there’s growth drivers embedded in both organizations that don’t go away because you combine actually, I think they’re potentially accelerated and enhanced by the combination.

Jason Wittes

Analyst, Loop Capital Markets LLC

Points taken. And if I just ask a follow up. Internationally, can you kind of describe the differences in footprint and overlap that’s occurring there? It looks pretty advantageous as well, but I’d love to get a little more color in terms of how the two companies stack internationally in terms of distribution.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Yeah. Jason, I think you answered it yourself. It looks really complementary. Again, remember, we went into very light due diligence, making sure we didn’t cross any boundaries unintentionally. With that, we’ll get into that planning at a different stage. But again, all of us were very pleased with what we looked at, realized that these fit nicely together. There’s obviously overlap, but it’s minimal in the scheme of things, and that’s promising, but more to follow as we go deeper in our planning structure. Okay?

Jason Wittes

Analyst, Loop Capital Markets LLC

I guess, I can’t push you on a percentage as you gave for the US in terms of what the potential overlap is there?

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

You can always try. But no, I need a little more time before I call it.

Jason Wittes

Analyst, Loop Capital Markets LLC

Fair enough. Thank you very much.

Operator: One moment for our next question. Our next question comes from the line of Allen Gong from JPMorgan. Your line is open.

Allen Gong

Analyst, JPMorgan Securities LLC

All right. Thanks for the question. I had two quick ones. So first, just thinking about overlap in the portfolio, and the potential for divestitures or for rationalization of the portfolio. Are you able to provide more color on that, and when should we expect to get more if not?

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

It’s a bit early to really call that out. I think right now, we’re happy with what we have. We think all of these things can continue forward. We, of course, has to file for approval with the federal government. If they signal something and of course, we as a combined team would work to remediate that as best we can, but there’s nothing that we’ve looked at that we would anticipate could or should be a required divestiture at this point.

Allen Gong

Analyst, JPMorgan Securities LLC

Got it. And then a really quick follow up, just on the quarters, and I think we’ve kind of touched on a lot of the facets of the deal. It looks like sales for both of you came in a little bit softer than expected, even with currency being a little bit less of a tailwind. There were some challenges that were highlighted heading into the print. We’ve already seen some peers posting a bit of a mixed quarter as well. So I guess, just like what are the kind of trends that you saw in fourth quarter, and what’s carrying over into 2023 to be incorporated in your respective guidance? Thank you.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

Yeah. So obviously more to follow as we both do our separate earnings releases. But what you’ve seen now being released with a little bit softer maybe at the end of the fourth quarter is true. And I think that it’s out there as well. I don’t think either companies off by guidance by any significant amount. One of the things we did as well is just held back a little bit of revenue rec for our side. But we’ll talk about that more as we get into the earnings release. But I would say that there’s nothing from the Globus side that we experienced in the fourth quarter that would cause me to be concerned with 2023. Chris?

J. Christopher Barry

Chief Executive Officer & Director, NuVasive, Inc.

Similar on the NuVasive side. We obviously had some currency headwinds throughout the back half of the year that did continue somewhat into the Q4 timeframe. And as I said before, we just haven’t seen the seasonality come back that we’ve seen in previous years prior to the pandemic, another year or so. Fundamentally, though, I felt very good about the quarter. I feel very good about 2023.

Operator: Thank you. One moment for our next question. And our last question comes from the line of Matthew Blackman from Stifel. Your line is open.

Mathew Blackman

Analyst, Stifel, Nicolaus & Co., Inc.

Good morning everybody. Thank you so much for squeezing me in. I just want to circle back to the why now is the right time for this transaction. And whether you’re seeing or anticipating any structural or secular changes in the spine market that maybe contributed to the decision-making on this deal. Just any thoughts would be helpful. Thank you.

Daniel T. Scavilla

President, Chief Executive Officer & Director, Globus Medical, Inc.

That’s a great question, Matthew. I would tell you that there was nothing pressing from a macro environment where we said we need to react in order to blank. It was really more of just a conversation as I assumed the role, and I got a chance to meet Chris that we just looked at it, we looked at our companies, we realized we’ve always thought there was great synergies there. And so it was just probably just the opportunity of me getting in the role. Chris and I crossing paths, having the conversation and going. But I’ll kind of also pass to the Chris, but there’s nothing where we’re saying, there’s an alarm we feel we’re at a competitive disadvantage or even like I said from a macro environment on my side.

J. Christopher Barry

Chief Executive Officer & Director, NuVasive, Inc.

I mean, to me it all goes back to what I’ve been talking about this idea of core growth, the complementary nature of our portfolios accelerates, the intelligent surgery, and the concept we’ve been talking about, I think, independently, and now collectively we’ll be talking about as we look forward. The looking forward at potentially ways to go after new and exciting market opportunities, and some of the diversification that David spoke of, and underlying that profitable growth, the combination I believe accelerates all four of those dimensions of the company. So for those reasons it just makes all the sense in the world to me.

Mathew Blackman

Analyst, Stifel, Nicolaus & Co., Inc.

All right. Thank you, everybody, and congratulations.

Operator: Thank you. And with that, this will conclude our today’s conference call. Thank you for participating. You may now disconnect. Everyone, have a great day.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Information About the Transaction and Where To Find It

In connection with the proposed transaction, Globus Medical will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Globus Medical and NuVasive and that will also constitute a prospectus of Globus Medical for shares of its class A common stock to be offered in the proposed transaction. Globus Medical and NuVasive may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement statement/prospectus or registration statement or any other document which Globus Medical or NuVasive may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GLOBUS MEDICAL AND NUVASIVE ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement, definitive joint proxy statement/ prospectus and other documents filed by Globus Medical and NuVasive with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Globus Medical and NuVasive. Requests for copies of the joint proxy statement/ prospectus and other documents filed by Globus Medical with the SEC may be made by contacting Keith Pfeil, Chief Financial Officer by phone at (610) 930-1800 or by email at kpfeil@globusmedical.com, and request for copies of the joint proxy statement/prospectus and other documents filed by NuVasive may be made by contacting Matt Harbaugh, Chief Financial Officer, by phone at (858) 210-2129 or by email at investorrelations@nuvasive.com.

Participants in the Solicitation

Globus Medical, NuVasive, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Globus Medical and their ownership of Globus Medical stock is set forth in Globus Medical’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Information regarding NuVasive’s directors and executive officers is contained in NuVasive’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. Certain directors and executive officers of Globus Medical and NuVasive may have a direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction will be included in the joint proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” and similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining shareholder and regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against Globus Medical, NuVasive or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of Globus Medical’s or NuVasive’s common stock and on Globus Medical’s or NuVasive’s businesses or operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of Globus Medical and NuVasive to integrate, their businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm Globus Medical’s or NuVasive’s business, including current plans and operations, (xi) the ability of Globus Medical or NuVasive to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, and (xiii) the other risks described in Globus Medical’s and NuVasive’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presente